WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE:	604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE:	604.939.1292
	www.westernwindenergy.com

N E W S   R E L E A S E

November 12, 2007

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 28,346,209

Negotiations to purchase 120 MW of wind turbine generators for Windstar and closing of Private Placement.

Western Wind Energy is pleased to announce that negotiations have commenced with several major wind turbine manufacturers for the delivery of up to 120 MW of nameplate wind turbine generators in the Mega watt and Multi Mega watt class. The wind turbines will be deployed on Western Wind Energy’s Windstar project located in Tehachapi, California. Delivery is anticipated in late 2008 and commissioning is anticipated in early 2Q 2009. Windstar has received a construction permit number from Kern County and Western Wind has completed all archeological, biological, soils analysis and visual impact studies with a conclusion of “no significant impact”. Windstar is located within a project area of over 5,000 wind turbine generators delivering an annual output of 1.4 billion kilowatt hours from over 700 MW of nameplate capacity.

Closing of Private Placement

Western Wind Energy has closed the non-brokered private placement announced in the Company’s news release of October 2, 2007. Western Wind Energy issued 2,061,400 units at a price of $1.40 per unit. Each unit is comprised of one common share and one share purchase warrant. With respect to the first tranche of 2,041,400 units, one warrant will entitle the holder to purchase one common share at a price of $1.75 per share until October 19, 2009. The hold period for these units and the underlying securities expires on February 20, 2008. With respect to the second tranche of 20,000 units, one warrant will entitle the holder to purchase one common share at a price of $1.75 per share until November 9, 2009. The hold period for these units and the underlying securities expires on March 10, 2008.

In connection with the private placement, the Company paid to Loewen, Ondaatje, McCutcheon Limited a finder’s fee of $105,000 and 25,000 finders units, each unit comprised of one common share and one share purchase warrant, and finders warrants to acquire 100,000 common shares of the Company. Western Wind Energy also paid to Ascenta Finance Corp. a finder’s fee of $113,120 and finders warrants to acquire 49,000 common shares of the Company. The Company also paid to Canaccord Capital Corporation a finder’s fee of $10,080 and finders warrants to acquire 7,200 common shares of the Company. The Company also paid to Euro Pacific Capital a finder’s fee of $16,800 and finder’s warrants to acquire 12,000 common shares of the Company. Each finder’s warrant will entitle the holder to purchase one common share at a price of $1.75 per share until October 19, 2009. The hold periods for the shares, warrants and the underlying securities expires on February 20, 2008. The proceeds will be used for development of the Company’s projects

Western Wind Energy is the largest producing pure wind energy, publicly traded company (non-income trust) in North America. Western Wind Energy currently produces 34.5 MW of energy from over 500 wind turbine generators located in Southern California. Western Wind also has over 155 MW of expansion power sales agreements with the associated projects in the late stage of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 154.5 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 26-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.